LAW OFFICES OF CRAIG V. BUTLER

300 Spectrum Center Drive, Suite 300

Irvine, California 92618

Telephone No. (949) 484-5667 • Facsimile No. (949) 209-2545

www.craigbutlerlaw.com

cbutler@craigbutlerlaw.com

October 18, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, NE

Washington, D.C. 20549

Attn: Morgan Youngwood and Michael Foland

Re:	Gofba, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed October 7, 2019
File No.333-225254

Dear Messrs Youngwood and Foland:

We herein provide the following responses to your comment letter dated October 16, 2019, regarding the above-mentioned Amendment No. 5 to Registration Statement on Form S-1 (the “Original Filing”) for Gofba, Inc. (“Gofba” or the “Company”). I have summarized your comments in bold followed by the Company’s response. The Company is filing an amended Form S-1/A in connection with this comment response to address this comment (the “Amended Filing”).

Form S-1/A filed on 10/7/19

Use of Proceeds, page 19

1.	We note from your response to prior comment 1 that you revised your disclosures to include pre-subscriber refunds for assumed offering proceeds of $5.0 million and $10.0 million. Please explain why your revised disclosures do not include pre-subscriber refunds for assumed offering proceeds of $500,000. Revise your disclosures to clarify whether there is a minimum amount of offering proceeds that must be raised before you issue the pre-subscriber refunds.

There is no minimum amount that must be raised in the primary offering before the Company begins issuing pre-subscriber refunds to the pre-subscribers that elected a refund but have not received their funds back.  The Company’s management has agreed to use all money raised in the primary offering to first pay off all pre-subscribers that have already requested a refund of their pre-subscription funds and to also set aside sufficient funds from the primary offering to pay off any pre-subscribers the Company has not been able to contact in the event they request a refund of their pre-subscription funds. The Company has included this revised disclosure in the Amended Filing that is responsive to this Comment.

LAW OFFICES OF CRAIG V. BUTLER

Morgan Youngwood and Michael Foland

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

October 18, 2019

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler

Craig V. Butler, Esq.

LAW OFFICES OF CRAIG V. BUTLER

Morgan Youngwood and Michael Foland

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

October 18, 2019

[Gofba, Inc. Letterhead]

October 18, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, NE

Washington, D.C. 20549

Attn: Morgan Youngwood and Michael Foland

Re:	Gofba, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed on October 7, 2019
File No. 333-225254

Dear Messrs Youngwood and Foland:

Gofba, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing filed with the Commission on October 18, 2019:

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ Anna Chin
Anna Chin
President